                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                                 SHONEY'S, INC.
                                 --------------
                                (Name of issuer)

                         COMMON STOCK, $1.00 PAR VALUE
                         -----------------------------
                         (Title of class of securities)

                                   825039100
                            -------------------------
                                 (CUSIP Number)

                           MR. RAYMOND D. SCHOENBAUM
                             1640 POWERS FERRY ROAD
                            BUILDING TWO, SUITE 100
                          MARIETTA, GEORGIA 30067-6050
                                 (770) 612-2456
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    Copy to:
                            MR. JOHN D. CAPERS, JR.
                                KING & SPALDING
                           191 PEACHTREE STREET, N.E.
                          ATLANTA, GEORGIA  30303-1763

                                AUGUST 10, 1997
                                ---------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          BETTY J. SCHOENBAUM
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                          (b)  [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES

   NUMBER OF      7.  SOLE VOTING POWER         2,703,388
   SHARES
 BENEFICIALLY     8.  SHARED VOTING POWER         691,092
   OWNED BY
   EACH           9.  SOLE DISPOSITIVE POWER    2,703,388
   REPORTING
   PERSON
   WITH          10.  SHARED DISPOSITIVE POWER    691,092

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         3,394,480

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.0% (BASED ON 48,568,109 SHARES OUTSTANDING ON JUNE 20, 1997)

14.  TYPE OF REPORTING PERSON*
          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    Page 2
                           Exhibit Index on Page 10

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          RAYMOND D. SCHOENBAUM
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES

   NUMBER OF      7.  SOLE VOTING POWER         272,311
   SHARES
 BENEFICIALLY     8.  SHARED VOTING POWER       235,750
   OWNED BY
   EACH           9.  SOLE DISPOSITIVE POWER    272,311
   REPORTING
   PERSON
   WITH          10.  SHARED DISPOSITIVE POWER  235,750

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         508,061

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                    [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.0% (BASED ON 48,568,109 SHARES OUTSTANDING ON JUNE 20, 1997)

14.  TYPE OF REPORTING PERSON*
          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    Page 3
                           Exhibit Index on Page 10

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          JOANN SCHOENBAUM MILLER

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                          (b)  [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

   NUMBER OF       7.  SOLE VOTING POWER            17,603
    SHARES
 BENEFICIALLY      8.  SHARED VOTING POWER          35,750
    OWNED BY
    EACH           9.  SOLE DISPOSITIVE POWER       17,603
   REPORTING
    PERSON
    WITH          10.  SHARED DISPOSITIVE POWER     35,750

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                53,353

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          .11% (BASED ON 48,568,109 SHARES OUTSTANDING ON JUNE 20, 1997)

14.  TYPE OF REPORTING PERSON*
          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    Page 4
                           Exhibit Index on Page 10

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          SCHOENBAUM CORPORATION
          88-0354486

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                          (b)  [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         NEVADA, U.S.A.

   NUMBER OF       7.  SOLE VOTING POWER         2,703,388
    SHARES
 BENEFICIALLY      8.  SHARED VOTING POWER             -0-
    OWNED BY
    EACH           9.  SOLE DISPOSITIVE POWER    2,703,388
   REPORTING
    PERSON
    WITH          10.  SHARED DISPOSITIVE POWER        -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         2,703,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.6% (BASED ON 48,568,109 SHARES OUTSTANDING ON JUNE 20, 1997)

14.  TYPE OF REPORTING PERSON*
          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    Page 5
                           Exhibit Index on Page 10

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          SCHOENBAUM VENTURES L.P.
          88-0328974

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          NEVADA, U.S.A.

   NUMBER OF       7.  SOLE VOTING POWER         2,703,388
    SHARES
 BENEFICIALLY      8.  SHARED VOTING POWER             -0-
    OWNED BY
    EACH           9.  SOLE DISPOSITIVE POWER    2,703,388
   REPORTING
    PERSON
    WITH          10.  SHARED DISPOSITIVE POWER        -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         2,703,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.6% (BASED ON 48,568,109 SHARES OUTSTANDING ON JUNE 20, 1997)

14.  TYPE OF REPORTING PERSON*
          PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    Page 6
                           Exhibit Index on Page 10

ITEM 4.   PURPOSE OF TRANSACTION.   This Item 4 is amended by adding the
following:

     On August 10, 1997, Raymond D. Schoenbaum and Betty J. Schoenbaum (together, the "Shoney's Shareholders' Committee") and Shoney's, Inc. (the "Issuer"), entered into a settlement of the Shoney's Shareholders' Committee's pending proxy contest to replace the Issuer's Board of Directors (the "Board"). Under the terms of the agreement (the "Settlement Agreement") which is filed as
Exhibit 2 hereto, the bylaws of the Issuer have been amended to increase the number of directors from seven to eleven. Raymond D. Schoenbaum and Michael J. Bodnar have been added to the Board, one additional director selected from the nominees of the Shoney's Shareholders' Committee to the Board will be added within two weeks and a fourth mutually acceptable director will be added to the Board as soon as practicable and, in any event, within 60 days. The Issuer and the Shoney's Shareholders' Committee also have agreed that the new directors will be nominated for election to the Board by the Issuer at the next annual meeting of the Issuer's shareholders. As part of the settlement, the Shoney's Shareholders' Committee agreed to withdraw its request for the special meeting of the shareholders of the Issuer and terminate its proxy solicitation. In addition, the Shoney's Shareholders' Committee agreed to a standstill provision prohibiting certain actions, including the commencement of a new proxy contest, until April 30,1998, subject to certain exceptions.

     In connection with the settlement, Raymond D. Schoenbaum has been added to three of the Issuer's Board Committees: the Executive Committee, the Nominating Committee and a newly formed Operations Committee. In addition, at least one of Raymond D. Schoenbaum or the Shoney's Shareholders' Committee's nominees will be appointed to serve on each other committee of the Board.

     Pursuant to the Settlement Agreement, the Issuer created a new Operations Committee to be comprised of four directors: Raymond D. Schoenbaum, Michael J. Bodnar, C. Stephen Lynn and a director to be selected by the Board within two weeks from among the remaining members of the Board. The Operations Committee has full authority to review and make recommendations to the full Board concerning all aspects of the Issuer's business and its current and future business and financial strategies, transactional opportunities and the enhancement of shareholder value. In addition, the Operations Committee has oversight responsibility for the day-to-day operations of the Issuer, including the marketing, capital expenditure and budget plans for the Issuer, and has the authority to review and make recommendations regarding the debt structure and capital structure of the Issuer. Each member of the Operations Committee has, and management of the Issuer shall ensure that each member of the Operations Committee shall have, access to all such information regarding the Issuer and all contacts with such employees and franchisees as such member shall request.





                                    Page 7
                            Exhibit Index on Page 10

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Reference is made to Item 4 for a description of the Settlement
Agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

1.  Joint Filing Agreement (Pursuant to Rule 13d-1(f))

2. Agreement dated as of August 10, 1997, by and among the Issuer, and Raymond D. Schoenbaum and Betty J. Schoenbaum


                                    Page 8
                           Exhibit Index on Page 10

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 1997

                                                *
                                    --------------------------
                                    Betty J. Schoenbaum

                                    /s/ Raymond D. Schoenbaum
                                    --------------------------
                                    Raymond D. Schoenbaum

                                                *
                                    ---------------------------
                                    Joann Schoenbaum Miller

                                    Schoenbaum Corporation


                                       By:          *
                                       ---------------------------
                                           Betty J.Schoenbaum,
                                           President


                                    Schoenbaum Ventures L.P.

                                       By: Schoenbaum Corporation,
                                           General Partner


                                       By:          *
                                       ---------------------------
                                           Betty J. Schoenbaum,
                                           President


*By: /s/ Raymond D. Schoenbaum
    ----------------------------------
    Raymond D. Schoenbaum, pursuant to
    the Joing Filing Agreement dated
    July 25, 1997



                                    Page 9
                           Exhibit Index on Page 10

                                 EXHIBIT INDEX
                                 -------------


     Exhibit                        Description
     -------                        -----------

      1.                Joint Filing Agreement (Pursuant to Rule 13d-1(f))

      2. Agreement dated as of August 10, 1997, by and among Shoney's, Inc., and Raymond D. Schoenbaum and Betty J. Schoenbaum


                                    Page 10
                           Exhibit Index on Page 10